SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

ICOSAVAX, INC.

(Name of Subject Company (Issuer))

ISOCHRONE MERGER SUB INC.

a wholly owned subsidiary of

ASTRAZENECA FINANCE AND HOLDINGS INC.

a wholly owned subsidiary of

ASTRAZENECA PLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45114M 109

(CUSIP Number of Class of Securities (Underlying Common Stock))

Adrian Kemp
AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA

England
Telephone: +44 20 3749 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sebastian L. Fain, Esq.

Freshfields Bruckhaus Deringer US LLP
175 Greenwich Street, 51st Floor
New York, NY 10007-2759

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note:

On February 20, 2024, Amendment No. 4 (“Amendment No. 4”) to the Schedule TO (as defined below) was filed by AstraZeneca PLC, a public limited company incorporated in England and Wales (“AstraZeneca”), AstraZeneca Finance and Holdings Inc., a Delaware corporation and wholly owned subsidiary of AstraZeneca (“Parent”), and Isochrone Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). Amendment No. 4 was intended to be the final amendment of the Schedule TO. However, the box next to “Check the following box if the filing is a final amendment reporting the results of the tender offer” was inadvertently not checked in Amendment No. 4. This Amendment No. 5 (this “Amendment”) is intended to correct this error.

* * *

This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2023 and amended on January 11, 2024, January 19, 2024, February 15, 2024 and February 20, 2024 (together with any amendments and supplements hereto, the “Schedule TO”) by AstraZeneca, Parent and Merger Sub. The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Icosavax, Inc., a Delaware corporation (the “Company”), for (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Closing Amount”), plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of up to $5.00 in cash, subject to applicable withholding taxes and without interest, upon the achievement of specified milestones on or prior to the applicable outside date pursuant to the terms and subject to the other conditions set forth in the Contingent Value Rights Agreement (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute after 11:59 p.m., New York City time, on February 16, 2024 (such date and time, the “Expiration Time”), and the Offer was not extended. Merger Sub was advised by the Depositary, that, as of the Expiration Time, a total of 35,912,932 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 70.7% of the outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other Offer Conditions were satisfied. Promptly after the expiration of the Offer, Merger Sub accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer and will promptly pay for all Shares accepted pursuant to the Offer.

Parent completed the acquisition of the Company on February 19, 2024, by consummating the Merger pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, Merger Sub was merged with and into the Company, the separate existence of Merger Sub ceased and the Company continued as the Surviving Corporation and a wholly owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, any Shares irrevocably accepted for payment pursuant to the Offer, and any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL), was canceled and extinguished and automatically converted into the right to receive the Merger Consideration, without interest thereon and subject to any applicable withholding tax.

Following the consummation of the Merger, the Shares were delisted from The Nasdaq Global Select Market, and trading of Shares was suspended effective prior to the open of trading on February 20, 2024. Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2024

ASTRAZENECA PLC

	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

ASTRAZENECA FINANCE AND HOLDINGS INC.

	By:	/s/ David E. White
		Name:	David E. White
		Title:	President & Treasurer

ISOCHRONE MERGER SUB INC.

	By:	/s/ David E. White
		Name:	David E. White
		Title:	President & Treasurer